UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Focus Media Holding Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00005 per share

(Title of Class of Securities)

34415V109 (CUSIP Number)

February 28, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34415V109	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Carlyle Offshore Partners II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0
6. Shared Voting Power
27,516,914
7. Sole Dispositive Power
0
8. Shared Dispositive Power
27,516,914

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
27,516,914
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.3%
12.	Type of Reporting Person (See Instructions)

00 (Cayman Islands Exempt Company)

CUSIP No. 34415V109	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

TCG Holdings Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0
6. Shared Voting Power
27,516,914
7. Sole Dispositive Power
0
8. Shared Dispositive Power
27,516,914

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

27,516,914
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.3%
12.	Type of Reporting Person (See Instructions)

PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 34415V109	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

TC Group Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0
6. Shared Voting Power
27,516,914
7. Sole Dispositive Power
0
8. Shared Dispositive Power
27,516,914

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

27,516,914
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.3%
12.	Type of Reporting Person (See Instructions)

PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 34415V109	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

CIPA, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0
6. Shared Voting Power
27,516,914
7. Sole Dispositive Power
0
8. Shared Dispositive Power
27,516,914

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

27,516,914
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.3%
12.	Type of Reporting Person (See Instructions)

OO (Cayman Islands Exempt Company)

CUSIP No. 34415V109	Page 6 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

CIPA General Partner, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0
6. Shared Voting Power
27,516,914
7. Sole Dispositive Power
0
8. Shared Dispositive Power
27,516,914

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

27,516,914
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.3%
12.	Type of Reporting Person (See Instructions)

PN (Cayman Islands Exempted Limited Partnership)

CUSIP No. 34415V109	Page 7 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Carlyle Asia Venture Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0
6. Shared Voting Power
22,618,903
7. Sole Dispositive Power
0
8. Shared Dispositive Power
22,618,903

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

22,618,903
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

4.3%
12.	Type of Reporting Person (See Instructions)

PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 34415V109	Page 8 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

CAVP II Co-Investment, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0
6. Shared Voting Power
4,898,011
7. Sole Dispositive Power
0
8. Shared Dispositive Power
4,898,011

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,898,011
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.9%
12.	Type of Reporting Person (See Instructions)

PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 34415V109	Page 9 of 11

Item 1.	(a)	Name of Issuer

Focus Media Holding Limited

	(b)	Address of Issuer’s Principal Executive Offices

28-30/F, Zhao Feng World Trade Building 369 Jiangsu Road Shanghai 200050 China

Item 2.	(a)	Name of Person Filing

Carlyle Offshore Partners II, Ltd. TCG Holdings Cayman, L.P. TC Group Cayman, L.P. CIPA, Ltd. CIPA General Partner, L.P. Carlyle Asia Venture Partners II, L.P. CAVP II Co-Investment, L.P.

	(b)	Address of Principal Business Office or, if none, Residence

c/o The Carlyle Group 1001 Pennsylvania Avenue, NW Suite 220 South Washington, DC 20004-2505

	(c)	Citizenship

Carlyle Offshore Partners II, Ltd. — Cayman Islands

TCG Holdings Cayman, L.P. — Cayman Islands

TC Group Cayman, L.P. — Cayman Islands

CIPA, Ltd. — Cayman Islands

CIPA General Partner, L.P. — Cayman Islands

Carlyle Asia Venture Partners II, L.P. — Cayman Islands

CAVP II Co-Investment, L.P. — Cayman Islands

	(d)	Title of Class of Securities

Ordinary Shares, par value US$0.00005 per share

	(e)	CUSIP Number

34415V109

CUSIP No. 34415V109	Page 10 of 11

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934.

Item 4.	Ownership.

Reporting Person	Amount Beneficially Owned:	Percent of Class:	Sole Power to Vote or to Direct the Vote:	Shared Power to Vote or to Direct the Vote:	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:
Carlyle Offshore Partners II, Ltd.	27,516,914	5.3%	0	27,516,914	0	27,516,914
TCG Holdings Cayman, L.P.	27,516,914	5.3%	0	27,516,914	0	27,516,914
TC Group Cayman, L.P.	27,516,914	5.3%	0	27,516,914	0	27,516,914
CIPA, Ltd.	27,516,914	5.3%	0	27,516,914	0	27,516,914
CIPA General Partner, L.P.	27,516,914	5.3%	0	27,516,914	0	27,516,914
Carlyle Asia Venture Partners II, L.P.	22,618,903	4.3%	0	22,618,903	0	22,618,903
CAVP II Co-Investment, L.P.	4,898,011	0.9%	0	4,898,011	0	4,898,011

Carlyle Asia Venture Partners II, L.P. holds approximately 4.3%, and CAVP II Co-Investment, L.P. holds approximately 0.9%, of the outstanding interests of Focus Media Holding Limited. CIPA General Partner, L.P. is the sole general partner of Carlyle Asia Venture Partners II, L.P. and CAVP II Co-Investment, L.P. CIPA, Ltd. is the sole general partner of CIPA General Partner, L.P. TC Group Cayman, L.P. is the sole general partner of CIPA, Ltd. and owns 100% of CIPA, Ltd.’s outstanding shares. TCG Holdings Cayman, L.P. is the sole general partner of TC Group Cayman, L.P. Carlyle Offshore Partners II, Ltd. is the sole general partner of TCG Holdings Cayman, L.P. Accordingly, Carlyle Offshore Partners II, Ltd., TCG Holdings Cayman, L.P., TC Group Cayman, L.P., CIPA, Ltd. and CIPA General Partner, L.P. each may be deemed to be a beneficial owner of the shares of Ordinary Shares owned of record by CAVP II Co-Investment, L.P. and Carlyle Asia Venture Partners, L.P.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 34415V109	Page 11 of 11

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2006

CARLYLE OFFSHORE PARTNERS II, LTD.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TCG HOLDINGS CAYMAN, L.P.

	By:	CARLYLE OFFSHORE PARTNERS II, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TC GROUP CAYMAN, L.P.

	By:	TCG HOLDINGS CAYMAN, L.P., as its general partner

	By:	CARLYLE OFFSHORE PARTNERS II, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CIPA, LTD.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CIPA GENERAL PARTNER, L.P.

	By:	CIPA, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CARLYLE ASIA VENTURE PARTNERS II, L.P.

	By:	CIPA GENERAL PARTNER, L.P., as its general partner

	By:	CIPA, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CAVP II CO-INVESTMENT, L.P.

	By:	CIPA GENERAL PARTNER, L.P., as its general partner

	By:	CIPA, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Agreement of Joint Filing